SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Star Choice Communications Inc.

(Translation of registrant’s name into English)

2924 — 11th Street N.E., Calgary, Alberta T2E 7L7 (403) 538-4320

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F X    Form 40-F Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐  No X

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐  No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 22, 2003
Star Choice Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

More Channels, Better Channels, Ultimate Choice

Star Choice Offers More Programming Choices By Expanding
Service to Satellite Customers

Calgary, Alberta, December 19, 2003 — Star Choice Communications Inc. today announced the expansion of its services to include 18 new TV channels, including two additional high-definition channels, to its lineup by the end of February 2004.

This expansion is a part of Star Choice’s commitment to bring the 400 channel universe to Canadian direct-to-home satellite customers. “This expansion of TV Channel offerings is part of bringing our customers the best satellite service in the country,” says Michael Abram, President of Star Choice Communications Inc.

The new roster of channels will include several key markets for CBC and CTV as well as French channels from TVA, SRC, and TQS. Other channels such as Toronto 1, A-Channel Calgary and A-Channel Winnipeg will also be added.

The following channels will join the Star Choice line-up in February:

Channel Name

High Definition 7 (HD 7)
High Definition 8 (HD 8)
Toronto: Craig — Toronto 1 (CKXT)
Vancouver: SRC (CBUFT)
Calgary: A-Channel (CKAL)
Winnipeg: A-Channel (CHMI)
Winnipeg: SRC (CBWFT)
Ottawa: SRC (CBOFT)
Hull: TQS (CFGS)
Kamloops: CBC (CFJC)
Prince George: CBC (CKPG)
Kenora: CTV (CJBN)
Thunder Bay: CBC (CKPR)
Thunder Bay: CTV (CHFD)
Chicoutimi: TQS (CFRS)
Carleton: TVA (CHAU)
Riviere-du-loup: TVA (CIMT)
One additional service — TBA

Star Choice’s increased its high definition customer offering this season with the successful launch of the new integrated high-definition receiver, DSR500. Sales for this product have exceeded expectations, sending a strong message that high-definition content has a home with satellite customers. As a result, Star Choice will be expanding its bundle of six high-definition channels to eight.

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Customers can expect Star Choice to add even more channels in the summer of 2004 after a new, powerful satellite (Anik F2) goes into service. Star Choice is also on track to deliver to customers a new digital video recorder (DVR) satellite receiver, with the launch of the Motorola DSR530 in the latter half of 2004. This new receiver will enable customers to pause live TV, record one channel and watch another as well as record high-definition channels.

“Customers may never miss their favorite program again. Star Choice is proud to continue leading the race in providing the latest technology for Canadian customers,” says Michael Abram.

“With more services, and the best in satellite digital technology, we help customers enjoy their favorite programs,” Mr. Abram continued. “Star Choice customers never have to worry that they are not getting amazing value for their money.”

About Star Choice

Star Choice Communications Inc., a subsidiary of Shaw Communications Inc. (TSX:SJR.B, NYSE:SJR), is a leading Canadian provider of crystal-clear digital picture and Dolby surround sound audio and video Direct-to-Home (DTH) satellite services. Star Choice delivers Canada’s largest channel selection to more than 800,000 subscribers. Star Choice also launched Canada’s first elliptical dish, which facilitates multiple satellite reception. Canadians can purchase Star Choice equipment at more than 4,000 locations across the country, including Radio Shack, Future Shop, Sears, Leon’s and The Brick. The Star Choice web site is accessible at starchoice.com.

Certain statements in this press release may constitute forward-looking statements. Such forward-looking statements involve risk, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Contact
Kevin MacDonald
Senior Director of Marketing
Star Choice Communications Inc.
403-538-4372

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